EXHIBIT 99.1

FOR IMMEDIATE RELEASE

IMRIS Inc. Closes Public Offering of Common Shares

WINNIPEG, Manitoba, March 18, 2013 -- IMRIS Inc. (“IMRIS” or the “Company”) (NASDAQ: IMRS; TSX: IM) today announced  that it has closed its underwritten public offering of 5,750,000 common shares at a public offering price of US$3.50 per share. The gross proceeds to IMRIS, before underwriting commissions and other offering expenses, were approximately US$20.1 million.

Canaccord Genuity acted as sole book-running manager for the offering and Cowen and Company, LLC acted as co-manager.

IMRIS intends to use the net proceeds from this offering for working capital and general corporate purposes, including commercialization activities of new products, research and development programs and working capital needs.

The offering was conducted in the United States pursuant to the Company’s effective shelf registration statement filed with the U.S. Securities and Exchange Commission (the “SEC”) and in Canada pursuant to a final short form base shelf prospectus filed with the securities regulatory authorities in each of the provinces and territories of Canada, other than Quebec. The offering was made only by means of a prospectus supplement and accompanying final short form base shelf prospectus. Copies of the prospectus supplement and the accompanying short form base shelf prospectus may be obtained upon request by contacting Canaccord Genuity Inc., Attention: Syndicate Department, 99 High Street, 12th Floor, Boston, Massachusetts 02110, or by telephone at (617) 371-3900. Electronic copies of the prospectus supplement and the accompanying short form base shelf prospectus are available free of charge at www.sedar.com and www.sec.gov, respectively.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About IMRIS

IMRIS Inc. (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre – a revolutionary, multifunctional surgical environment that provides intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. VISIUS Surgical Theatres serve the neurosurgical, cardiovascular and cerebrovascular markets and have been selected by leading medical institutions around the world.

For more information, visit www.imris.com

Forward-Looking Statements

This press release may contain or refer to certain information that may constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities laws, including statements regarding the anticipated use of proceeds of the offering. All statements relating to plans, strategies, projections of results of specific activities or investments, and other statements that are not descriptions of historical facts may be forward-looking statements. Forward-looking statements and information are inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, operational risks, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and other risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s short form base shelf prospectus and the registration statement on Form F-10 related to the offering, the Company’s Annual Information Form in respect of the year ended December 31, 2012 and the risks and uncertainties disclosed in the Management’s Discussion and Analysis for the year ended December 31, 2012. Forward-looking statements and information may be identified by terms such as “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project”, or similar terms or the negatives of these terms. Although we believe that the expectations reflected in the forward-looking statements and information are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. The Company’s forward-looking statements and information reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.

For further information, please contact:

Kelly McNeill	Brad Woods
Executive Vice President Finance and	Director Investor Relations
Administration and Chief Financial Officer	& Corporate Communications
IMRIS Inc.	IMRIS Inc.
Tel: 204-480-7090	Tel: 204-480-7094
Email: kmcneill@imris.com	Email: bwoods@imris.com